PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JUNE 30, 1995)

                                  $300,000,000

                          LINCOLN NATIONAL CORPORATION
                  $100,000,000 6 1/2% NOTES DUE MARCH 15, 2008
                    $200,000,000 7% NOTES DUE MARCH 15, 2018
                            ------------------------

     Interest on the 6 1/2% Notes due March 15, 2008 (the "2008 Notes") and the 7% Notes due March 15, 2018 (the "2018 Notes" and, together with the 2008 Notes, the "Notes") is payable semiannually on March 15 and September 15 of each year, commencing on September 15, 1998. The Notes are not redeemable prior to maturity and are not entitled to any sinking fund.

     The 2008 Notes and the 2018 Notes will be represented by Global Securities registered in the name of the nominee of The Depository Trust Company, which will act as the depository (the "Depository"). Ownership interests in the Notes will be shown only on, and transfers thereof will be effected only through, records maintained by the Depository and its participants. Owners of beneficial interests in the Notes will be entitled to physical delivery of Notes in certificated form equal in principal amount to their respective beneficial interests only under the limited circumstances described under "Description of Notes--Book-Entry Note." Settlement for the Notes will be made in immediately available funds. The Notes will trade in the Depository's settlement system until maturity or until the Notes are issued in certificated form, and secondary market trading activity in the Notes will therefore settle in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT
       RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

===========================================================================================================
                                            PRICE TO              UNDERWRITING            PROCEEDS TO
                                           PUBLIC(1)              DISCOUNT(2)            COMPANY(1)(3)
-----------------------------------------------------------------------------------------------------------
Per 2008 Note......................         99.662%                   .65%                  99.012%
-----------------------------------------------------------------------------------------------------------
Total..............................       $99,662,000               $650,000              $99,012,000
-----------------------------------------------------------------------------------------------------------
Per 2018 Note......................         99.768%                  .875%                  98.893%
-----------------------------------------------------------------------------------------------------------
Total..............................       $199,536,000             $1,750,000             $197,786,000
===========================================================================================================

(1) Plus accrued interest, if any, from March 24, 1998.
(2) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."
(3) Before deducting expenses payable by the Company estimated at $325,000.
                            ------------------------

     The Notes are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to certain conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Notes will be made through the book-entry facilities of The Depository Trust Company on or about March 24, 1998.

                            ------------------------
MERRILL LYNCH & CO.
                        GOLDMAN, SACHS & CO.
                                             MORGAN STANLEY DEAN WITTER
                            ------------------------

           The date of this Prospectus Supplement is March 19, 1998.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES. SUCH TRANSACTIONS MAY INCLUDE OVER-ALLOTMENT, STABILIZING, THE PURCHASE OF NOTES TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     FOR NORTH CAROLINA INVESTORS: THE COMMISSIONER OF INSURANCE OF THE STATE OF NORTH CAROLINA HAS NOT APPROVED OR DISAPPROVED THIS OFFERING NOR HAS SUCH COMMISSIONER PASSED ON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company's Annual Report on Form 10-K for the year ended December 31, 1997, filed by Lincoln National Corporation (the "Company") with the Securities and Exchange Commission, is incorporated into this Prospectus Supplement by reference and made a part hereof. Each document or report filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date hereof and prior to the termination of any offering of securities made by the Prospectus and this Prospectus Supplement shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such document. Any statement contained in the Prospectus or this Prospectus Supplement, or in a document all or a portion of which is incorporated or deemed to be incorporated by reference therein or herein, shall be deemed to be modified or superseded for purposes of the Prospectus and this Prospectus Supplement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Prospectus or this Prospectus Supplement.

     The Company will provide without charge to any person to whom this Prospectus Supplement is delivered, on the written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference herein (other than exhibits not specifically incorporated by reference into the texts of such documents). Requests for such documents should be directed to: C. Suzanne Womack, Secretary, Lincoln National Corporation, 200 East Berry Street, Fort Wayne, Indiana 46802-2706, telephone number (219) 455-3271.

                                USE OF PROCEEDS

     The net proceeds to the Company from the issue and sale of the Notes offered hereby are estimated to be approximately $296.5 million, with accrued interest and after deducting underwriting discounts and estimated expenses of this offering payable by the Company. The Company intends to use $200 million of the net proceeds received from the sale of the Notes offered hereby to reduce the Company's commercial paper borrowings and the remaining portion will be used for general corporate purposes. As of March 19, 1998, the Company's outstanding commercial paper had maturities of 1 to 71 days, with a weighted average interest rate equal to approximately 5.57%.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company and its consolidated subsidiaries at December 31, 1997, and as adjusted to give effect to the sale by the Company of the Notes offered hereby and the application of the net proceeds (without giving effect to the payment of expenses) therefrom as if such sale and application of proceeds occurred on such date. See "Use of Proceeds."

                                                                   DECEMBER 31, 1997
                                                                -----------------------
                                                                 ACTUAL     AS ADJUSTED
                                                                --------    -----------
                                                                     (IN MILLIONS)
Short-term debt (including current maturities of long-term
  debt).....................................................    $  297.2     $   97.2
                                                                ========     ========
Long-term debt less current portion:
6 1/2% Notes due 2008.......................................    $     --     $   99.7
7% Notes due 2018...........................................          --        199.5
7 1/4% Debentures due 2005..................................       191.4        191.4
7 1/8% Notes due 1999.......................................        99.7         99.7
7 5/8% Notes due 2002.......................................        99.4         99.4
9 1/8% Debentures due 2024..................................       119.8        119.8
Mortgages and other notes...................................          .7           .7
                                                                --------     --------
Total long-term debt (less current portion).................       511.0        810.2
Minority interest -- preferred securities of subsidiary
  companies.................................................       315.0        315.0
                                                                --------     --------
Total long-term debt and minority interest..................       826.0      1,125.2
Shareholders' equity:
  Series A preferred stock:
     Authorized: 10,000,000 shares
     Issued and outstanding: (35,091 shares)................         1.1          1.1
  Common stock, without par value:
     Authorized: 800,000,000 shares
     Issued and outstanding: (100,859,478 shares)...........       966.5        966.5
  Retained earnings.........................................     3,533.1      3,533.1
  Foreign currency translation adjustment...................        46.2         46.2
  Net unrealized gain on securities available-for-sale......       436.0        436.0
                                                                --------     --------
     Total shareholders' equity.............................     4,982.9      4,982.9
                                                                --------     --------
       Total capitalization.................................    $5,808.9     $6,108.1
                                                                ========     ========

---------------

     The Company's $3.00 Convertible Cumulative Preferred Stock, Series A (without par value) is entitled to a liquidation preference in the amount of $80.00 per share, or $2,807,280 plus accrued dividends at December 31, 1997.

                       RATIO OF EARNINGS TO FIXED CHARGES

     Set forth below are the Company's historical ratios of earnings to fixed charges for each of the years in the five-year period ended December 31, 1997. In addition, set forth below are pro forma ratios giving effect to the sale of the Notes and application of the proceeds thereof (without giving effect to the reduction of offering proceeds due to discounted price to public, underwriting discount and expenses).

                                                                     YEAR ENDED DECEMBER 31,
                                                               ------------------------------------
                                                               1997(5)   1996   1995   1994   1993
                                                               -------   ----   ----   ----   -----
  Ratio of Earnings to Fixed Charges:
    Excluding Interest on Annuities and Financial
       Products(1):
       Historical............................................   13.58    7.37   7.51   6.43   10.35
       Pro Forma(2)..........................................   13.23
    Including Interest on Annuities and Financial
       Products(3):
       Historical............................................    1.90    1.45   1.41   1.25    1.43
       Pro Forma(2)..........................................    1.89
    Ratio of Earnings to Combined Fixed Charges and Preferred
       Stock Dividends(4):
       Historical............................................    1.90    1.45   1.40   1.23    1.40
       Pro Forma(2)..........................................    1.89

---------------

(1) For purposes of determining this ratio, earnings consist of income before federal income taxes, cumulative effect of accounting change and minority interests adjusted for the difference between income or losses from unconsolidated equity investments and cash distributions from such investments, plus fixed charges. Fixed charges consist of: (i) interest and debt expense on short and long-term debt and distributions to minority interest-preferred securities of subsidiary companies and (ii) the portion of operating leases that are representative of the interest factor.

(2) Pro forma ratios after giving effect to the net increase in interest expense due to the issuance of the Notes at a blended rate of 6.833% per annum less the repayment of $200 million of short-term debt and earnings on $100 million of short-term investments at a weighted average interest rate of 5.83% per annum.

(3) Same as the ratio of earnings to fixed charges, excluding interest on annuities and financial products, except fixed charges and earnings include interest on annuities and financial products.

(4) Same as the ratio of earnings to fixed charges, including interest on annuities and financial products, except that fixed charges include the pre-tax earnings required to cover preferred stock dividend requirements.

(5) Coverage ratios in 1997 are higher than other historical periods due to the inclusion of a gain on sale of discontinued operations of $777 million.

                              DESCRIPTION OF NOTES

GENERAL

     The following description of the particular terms of the Notes offered hereby supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of Debt Securities set forth in the Prospectus, to which reference is hereby made. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Prospectus and the Indenture (defined below).

     The 2008 Notes and the 2018 Notes will be issued as separate series under an Indenture, dated as of September 15, 1994 (the "Indenture"), between the Company and The Bank of New York, as trustee (the "Trustee"). Each of the 2008 Notes and the 2018 Notes will be unsecured obligations of the Company.

     The Notes are not redeemable prior to maturity and are not entitled to any sinking fund. The Indenture does not limit the aggregate principal amount of Debt Securities that may be issued and provides that Debt Securities may be issued from time to time in one or more series. As of December 31, 1997, the Company had $511.0 million of Debt Securities outstanding.

     The 2008 Notes and the 2018 Notes will bear interest at the respective rates per annum shown on the cover page of this Prospectus Supplement from March 24, 1998 or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semi-annually in arrears on March 15 and September 15 of each year, commencing September 15, 1998 (each an "Interest Payment Date"), to the persons in whose names such Notes were registered at the close of business on the next preceding March 1 and September 1, whether or not a Business Day (as defined below) (each a "Regular Record Date"), respectively. Interest on the Notes will be computed on the basis of a 360-day year comprised of twelve 30-day months.

     Interest payable on a Note on any Interest Payment Date or at maturity shall be the amount of interest accrued from and including the next preceding Interest Payment Date in respect of which interest has been paid or provided for (or from and including March 24, 1998, if no interest has been paid or provided for with respect to such Note) to, but excluding, the Interest Payment Date or the date of maturity, as the case may be. If any Interest Payment Date or the maturity date of a Note falls on a day that is not a Business Day, the payment shall be made on the next Business Day as if it were made on the date such payment was due and no interest shall accrue on the amount so payable for the period from and after such Interest Payment Date or the maturity date, as the case may be. "Business Day" means any day, other than a Saturday, Sunday, legal holiday or other day on which banks in The City of New York are required or authorized by law, regulation or executive order to close.

     The Notes will be issued only in fully-registered book-entry form, without coupons, in denominations of $1,000 and integral multiples thereof, through the facilities of The Depository Trust Company, New York, New York (the "Depository"). Transfers or exchanges may be effected only through a participating member of the Depository. See "Book-Entry Note" below. Payments on the Notes will be made to the Depository or its nominee in accordance with the arrangements then in effect between the Trustee and the Depository. See "Book-Entry Note" below.

BOOK-ENTRY NOTE

     The Notes will be represented by Global Securities (collectively, the "Book-Entry Note") which will be deposited with, or on behalf of, the Depository and registered in the name of the Depository's nominee. Except as set forth below, the Book-Entry Note may not be transferred except as a whole by the Depository to a nominee of the Depository or by a nominee of the Depository to the Depository or another nominee of the Depository or by the Depository or any nominee to a successor of the Depository or a nominee of such successor.

     The Depository has advised the Company that it is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of
Section 17A of the Securities Exchange Act of 1934, as amended. The Depository was created to hold securities for persons that have accounts with the Depository ("participants") and to facilitate settlement of securities transactions among its participants, such as transfers and pledges in such deposited securities through electronic computerized book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depository's "direct participants" include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations, some of which (and/or their representatives) own the Depository. Access to the Depository's book-entry system is also available to others, such as banks, securities brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants").

     The Depository has also advised the Company and the Trustee that, upon the issuance of the Book-Entry Note, the Depository will credit the respective principal amounts of the Notes represented by the Book-Entry Note to the accounts of participants. The accounts to be credited will be designated by the applicable Underwriter. Purchases of Notes under the Depository's system must be made by or through direct participants, which will receive a credit for the Notes on the Depository's records. The ownership interest of each actual purchaser of each Note ("beneficial owner") is in turn to be recorded on the direct and indirect participants' records. Beneficial owners will not receive written confirmation from the Depository of their purchase, but beneficial owners are expected to receive written confirmation providing details of the transaction, as well as periodic statements of their holdings, from the direct and indirect participant through which the beneficial owner entered into the transaction. The laws of some states may require that certain purchasers of securities take physical delivery of such securities in certificated form. Such limits and such laws may impair the ability to transfer beneficial interests in the Book-Entry Note.

     So long as the Depository for the Book-Entry Note, or its nominee, is the registered owner of the Book-Entry Note, the Depository or its nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by the Book-Entry Note for all purposes under the Indenture. Except as provided below, owners of beneficial interests in the Book-Entry Note will not be entitled to have Notes represented by such Book-Entry Note registered in their names, will not receive or be entitled to receive physical delivery of such Notes in certificated form and will not be considered the owners or holders thereof under the Indenture.

     Principal and interest payments on the Notes represented by the Book-Entry Note will be made by the Company to the Depository or its nominee, as the case may be, as the registered owner of such Book-Entry Note. Neither the Company, the Trustee, the Paying Agent (as defined in the Indenture) nor any Registrar (as defined in the Indenture) for the Notes will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the Book-Entry Note, or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. The Company expects that the Depository or its nominee, upon receipt of any payment of principal or interest in respect of the Book-Entry Note, will credit immediately the accounts of the relevant participants with payment in amounts proportionate to their respective holdings in principal amount of beneficial interest in such Book-Entry Note as shown on the records of the Depository or its nominee. The Company also expects that payments by participants to beneficial owners in the Book-Entry Note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name." Such payments will be the responsibility of such participants.

     Conveyance of notices and other communications by the Depository to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     If (i) the Depository is at any time unwilling, unable or ineligible to continue as depository and a successor depository is not appointed by the Company within ninety days, (ii) the Company executes and delivers to the Trustee an order to the effect that a Book-Entry Note shall be so exchangeable, or (iii) an Event of Default has occurred and is continuing with respect to the Notes, the Company will issue the Notes in certificated form in exchange for such Book-Entry Note. In any such instance, an owner of a beneficial interest in the Book-Entry Note will be entitled to physical delivery in certificated form of the Notes equal in principal amount to such beneficial interest and to have such Notes registered in its name. Notes so issued in certificated form will be issued in denominations of $1,000 or any larger amount that is an integral multiple thereof and will be issued in registered form only, without coupons.

PAYING AGENT AND REGISTRAR

     Pursuant to the terms of the Indenture, the Company has appointed The Bank of New York to act as paying agent and registrar with respect to the Notes under the Indenture.

REGARDING THE TRUSTEE

     The Trustee is a participant in the Company's revolving credit agreement, and the Company has maintained other banking relationships with the Trustee in the normal course of business. The Trustee is also the trustee and paying agent for the Company's 7 1/8% Notes due July 15, 1999, 7 5/8% Notes due July 15, 2002, 7 1/4% Debentures due May 15, 2005 and 9 1/8% Debentures due October 1, 2024.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in an underwriting agreement dated March 19, 1998 and the pricing agreement relating to the Notes (collectively, the "Underwriting Agreement") among the Company and the Underwriters named below (the "Underwriters"), for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as representative, the Company has agreed to sell to the Underwriters, and the Underwriters have severally agreed to purchase, the respective principal amounts of the Notes set forth opposite their names below. In the Underwriting Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all the Notes offered hereby if any of such Notes are purchased. In the event of default by any Underwriter, the Underwriting Agreement provides that, in certain circumstances, the purchase commitments of the nondefaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

                                                                 PRINCIPAL       PRINCIPAL
                                                                 AMOUNT OF       AMOUNT OF
UNDERWRITER                                                      2008 NOTES      2018 NOTES
-----------                                                     ------------    ------------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................    $ 34,000,000    $ 67,000,000
Goldman, Sachs & Co. .......................................      33,000,000      66,500,000
Morgan Stanley & Co. Incorporated...........................      33,000,000      66,500,000
                                                                ------------    ------------
             Total..........................................    $100,000,000    $200,000,000
                                                                ============    ============

     The Underwriters have advised the Company that they propose initially to offer the Notes to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less concessions not in excess of .4% of the principal amount of the 2008 Notes and .5% of the principal amount of the 2018 Notes. The Underwriters may allow, and such dealers may reallow, a discount not in excess of .25% of the principal amount of the 2008 Notes and .25% of the principal amount of the 2018 Notes to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed by the Underwriters.

     The Notes are new issues of securities with no established trading market. The Company has been advised by the Underwriters that they intend to make a market in the Notes, but are not obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

     Until the distribution of the Notes is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters to bid for and purchase the Notes. As an exception to these rules, the Underwriters are permitted to engage in certain transactions that stabilize the price of the Notes. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Notes.

     If the Underwriters create a short position in the Notes in connection with this offering, i.e., if they sell more of the Notes than are set forth on the cover page of this Prospectus Supplement, the Underwriters may reduce that short position by purchasing Notes in the open market.

     The Underwriters may also impose a penalty bid on certain Underwriters. This means that if the Underwriters purchase Notes in the open market to reduce the Underwriters' short position or to stabilize the price of the Notes, they may reclaim the amount of the selling concession from the Underwriters who sold those Notes as part of the offering. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

     Neither the Company nor the Underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither the Company nor the Underwriters make any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will be discontinued without notice.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments the Underwriters may be required to make in respect of such liabilities.

     In the ordinary course of their respective businesses, certain of the Underwriters have in the past, and may in the future, engage in commercial and investment banking transactions with the Company and its affiliates.

                             VALIDITY OF THE NOTES

     The validity of the Notes offered hereby will be passed upon for the Company by Sonnenschein Nath & Rosenthal, Chicago, Illinois and for the Underwriters by Sullivan & Cromwell, New York, New York. Sonnenschein Nath & Rosenthal and Sullivan & Cromwell will rely on the opinion of Jack D. Hunter, Esq., Executive Vice President and General Counsel of the Company, as to matters of Indiana law. As of February 27, 1998, Mr. Hunter beneficially owned 103,476 shares of Common Stock of the Company, including 49,125 shares of Common Stock which Mr. Hunter has the right to acquire pursuant to options exercisable within 60 days of such date. See "Legal Opinions" in the accompanying Prospectus.

                                    EXPERTS

     The consolidated financial statements and schedules of Lincoln National Corporation and subsidiaries appearing in Lincoln National Corporation's Annual Report (Form 10-K) for the year ended December 31, 1997 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedules are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                          LINCOLN NATIONAL CORPORATION

               DEBT SECURITIES, PREFERRED STOCK AND COMMON STOCK

                            ------------------------

     Lincoln National Corporation (the "Company") from time to time may offer up to $600,000,000 aggregate public offering price (or the equivalent in foreign denominated currencies or composite currencies) of its (i) unsecured securities consisting of notes, debentures and or other unsecured evidences of indebtedness ("Debt Securities"), (ii) Preferred Stock (without par value) ("Preferred Stock"), or (iii) Common Stock (without par value) ("Common Stock"). The Debt Securities, Preferred Stock and Common Stock (collectively, the "Securities") may be offered either together or separately and will be offered in amounts, at prices and on terms to be determined at the time of offering. The Company may sell Securities directly, through agents designated from time to time, through dealers or one or more underwriters, or through a syndicate of underwriters managed by one or more underwriters. See "Plan of Distribution."

     Certain specific terms of the particular Securities in respect of which this Prospectus is being delivered ("Offered Securities") are set forth in the accompanying Prospectus Supplement ("Prospectus Supplement"), including, where applicable, the initial public offering price of the Securities, the listing on any securities exchange, other special terms, and (i) in the case of Debt Securities, the specific designation, aggregate principal amount, the denomination, maturity, premium, if any, the rate (which may be fixed or variable), time and method of calculating payment of interest, if any, the place or places where principal of, premium, if any, and interest, if any, on such Debt Securities will be payable, the currency in which principal of, premium, if any, and interest, if any, on such Debt Securities will be payable, any terms of redemption at the option of the Company or the holder, any sinking fund provisions and any terms for conversion or exchange into Common Stock and (ii) in the case of Preferred Stock, the specific title and stated value, any dividend, liquidation, redemption, voting and other rights and any terms for exchange for Debt Securities or conversion or exchange into Common Stock. The Prospectus Supplement sets forth the names of any underwriters, dealers or agents involved in the distribution of the Offered Securities and any applicable discounts, commissions or allowances. If so specified in the applicable Prospectus Supplement, Offered Securities may be issued in whole or in part in the form of one or more temporary or permanent global securities.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                            ------------------------

     This Prospectus may not be used to consummate sales of Securities unless accompanied by a Prospectus Supplement.

                 The date of this Prospectus is June 30, 1995.

     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER, DEALER OR AGENT. NEITHER THIS PROSPECTUS NOR ANY PROSPECTUS SUPPLEMENT CONSTITUTES AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCE IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THEREOF OR THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                             AVAILABLE INFORMATION

     The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and are also available for inspection and copying at the regional offices of the Commission located at 75 Park Place, New York, New York 10007 and at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such information can also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, such information can be inspected at the offices of the New York Stock Exchange, Inc. at 20 Broad Street, New York, New York 10005, at the offices of the Chicago Stock Exchange, Inc. at 440 South LaSalle Street, Chicago, Illinois, 60603 and at the offices of the Pacific Stock Exchange, Inc. at 301 Pine Street, San Francisco, California 94104.

     This Prospectus constitutes a part of a registration statement filed on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement for further information with respect to the Company. Any statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of each document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference. The Company is not required to, and does not, provide annual reports to holders of its debt securities unless specifically requested by a holder.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company's Annual Report on Form 10-K for its fiscal year ended December 31, 1994 (as amended by the Form 10-K/A filed on May 12, 1995), Quarterly Report on Form 10-Q for the quarter ended March 31, 1995, and Current Report on Form 8-K dated May 16, 1995 filed with the Commission pursuant to Section 13 of the Exchange Act are incorporated herein by reference.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offerings of the Debt Securities, Preferred Stock and Common Stock made by the prospectuses included in the Registration Statement are deemed incorporated herein by reference and such documents shall be deemed to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that any statement contained herein or in any subsequently filed document which also is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge, upon written or oral request, to each person to whom a copy of this Prospectus is delivered a copy of any of the documents incorporated by reference herein (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Requests should be directed to C. Suzanne Womack, Secretary, Lincoln National Corporation, 200 East Berry Street, Fort Wayne, Indiana, 46802-2706, telephone number (219) 455-3271.

     FOR NORTH CAROLINA RESIDENTS: THE COMMISSIONER OF INSURANCE OF THE STATE OF NORTH CAROLINA HAS NOT APPROVED OR DISAPPROVED THIS OFFERING NOR HAS THE COMMISSIONER PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.

     IN CONNECTION WITH ANY OFFERINGS OF COMMON STOCK, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK, CHICAGO OR PACIFIC STOCK EXCHANGES OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                  THE COMPANY

     The Company is a holding company, which through its subsidiary companies, operates multiple insurance and investment management businesses. After the sale in 1994 of a majority interest in the Company's primary writer of employee life-health benefit coverages, the Company's insurance operations currently are divided into three major business segments, 1) Property-Casualty, 2) Life Insurance and Annuities, and 3) Life-Health Reinsurance. A fourth business segment was created by the Company upon the acquisition on April 3, 1995 of Delaware Management Holdings, Inc. and its subsidiaries (collectively, "Delaware"), which serves as investment adviser to approximately 290 pension fund and other institutional accounts, acts as investment manager, national distributor, and shareholder services agent for 33 registered, open-end funds and serves as investment manager for 2 registered, closed-end funds. This fourth business segment includes the operations of Delaware and several other investment management operations of the Company owned by the Company prior to the acquisition of Delaware.

     The Property-Casualty segment's products are comprised substantially of exposures that tend to produce claims that are reported and settled in the short-term. Products are distributed nationally, with an emphasis on desirable business environments, and target small and medium-sized commercial accounts and preferred personal line customers.

     The Life Insurance and Annuity segment provides a broad range of life insurance and annuity contracts through a variety of distribution channels. This segment attempts to differentiate its products through quality service and flexibility. Universal life is the dominant life insurance product. Both fixed and variable annuities have registered strong growth during the past several years.

     As of December 31, 1994, Lincoln National had consolidated assets of $48.9 billion and shareholders' equity of approximately $3.0 billion. As of March 31, 1995, Lincoln National had consolidated assets of $52.3 billion and shareholders' equity of approximately $3.6 billion.

     Lincoln National Corporation is an Indiana corporation with its principal office at 200 East Berry Street, Fort Wayne, Indiana 46802-2706. Its telephone number is (219) 455-2000.

                                USE OF PROCEEDS

     Unless otherwise indicated in the accompanying Prospectus Supplement, the net proceeds to the Company from the sale of Securities offered hereby will be used for general corporate purposes and may be used for the repayment of short-term debt, or to fund acquisitions, capital expenditures or working capital needs. Specific allocations of the proceeds for the various purposes have not been made at this time, and the amount and timing of such offerings will depend upon the Company's requirements and the availability of other funds. All or a portion of the proceeds may be invested on a temporary basis in short-term, interest -- bearing securities. The specific allocations of the proceeds of a particular series or issuance of Securities will be described in the Prospectus Supplement relating thereto.

                      RISK FACTORS RELATING TO CURRENCIES

     Debt Securities denominated or payable in foreign currencies may entail significant risks. These risks include, without limitation, the possibility of significant fluctuations in foreign currency exchange rates. These risks may vary depending upon the currency or currencies involved. These risks will be more fully described in the Prospectus Supplement relating thereto.

                 HISTORICAL RATIO OF EARNINGS TO FIXED CHARGES

     Set forth below are the Company's historical ratios of earnings to fixed charges for each of the years in the five-year period ended December 31, 1994 and the three month periods ended March 31, 1995 and March 31, 1994.

                                                THREE MONTHS
                                                    ENDED
                                                DECEMBER 31,            YEAR ENDED MARCH 31,
                                                -------------   -------------------------------------
                                                1995    1994    1994    1993    1992    1991    1990
                                                -----   -----   -----   -----   -----   -----   -----
Ratio of Earnings to Fixed Charges:
Excluding Interest on Annuities and Financial
  Products(1)(4)..............................  10.44   12.67    6.43   10.35    6.69    3.04    3.04
Including Interest on Annuities and financial
  Products(2)(4)..............................   1.49    1.57    1.27    1.43    1.32    1.16    1.18
Ratio of Earnings to Combined Fixed Charges
  and Preferred Stock Dividends(3)(4).........   1.47    1.54    1.25    1.40    1.30    1.15    1.17

---------------

(1) For purposes of determining this ratio, earnings consist of income before federal income taxes and cumulative effect of accounting change adjusted for the difference between income or losses from unconsolidated equity investments and cash distributions from such investments, plus fixed charges. Fixed charges consist of interest expense on debt and the portion of operating leases that are representative of the interest factor.

(2) Same as the ratio of earnings to fixed charges excluding interest on annuities and financial products, except fixed charges and earnings include interest on annuities and financial products.

(3) Same as the ratio of earnings to fixed charges including interest on annuities and financial products, except fixed charges include the pre-tax earnings required to cover preferred stock dividend requirements.

(4) Subsequent to March 31, 1995 through May 23, 1995, additional indebtedness of $464 million was incurred as a net result of the acquisition of Delaware and Laurentian Financial Group plc, and the issuance of debentures. If the impact of this increase in aggregate indebtedness for these transactions were included in the calculation for the three months ended March 31, 1995, the ratio of earnings to fixed charges as described in note (1) above would decrease by 3.12 and such ratios as described in notes (2) and (3) would decrease by 0.03. If the impact of this increase in indebtedness for these transactions were included in the calculation for the year ended December 31, 1994, the ratio of earnings to fixed charges as described in note (1) above would decrease by 2.07 and such ratios as described in notes (2) and
    (3) would decrease by 0.03.

                         DESCRIPTION OF DEBT SECURITIES

     The Debt Securities may be issued in one or more series under an Indenture dated as of September 15, 1994 (the "Indenture"), between the Company and The Bank of New York, as trustee (the "Trustee"), a copy of which is included as an exhibit to the Registration Statement filed with the Commission with respect to the Debt Securities. The following summaries of certain provisions of the Indenture are not complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture. Certain terms defined in the Indenture are capitalized in this Prospectus. Parenthetical references are to the Indenture.

GENERAL

     The Debt Securities will be unsecured and will rank on the parity with all other unsecured and unsubordinated indebtedness of the Company.

     The Indenture does not limit the amount of Debt Securities which may be issued thereunder and provides that Debt Securities may be issued up to the aggregate principal amount which may be authorized from time to time by the Company. Reference is made to the Prospectus Supplement for the following terms of Debt Securities being offered thereby: (i) the title, aggregate principal amount and authorized denominations of Debt Securities; (ii) the percentage of their principal amount at which such Debt Securities will be issued; (iii) the date or dates on which Debt Securities will mature; (iv) the rate or rates per annum (which may be fixed or variable), if any, at which Debt Securities will bear interest (or the method of determination or calculation thereof); (v) the times at which any such interest will be payable; (vi) the currency or units based on or relating to currencies in which the Debt Securities are denominated and in which principal, premium, if any, any interest and Additional Amounts (as defined below) will or may be payable; (vii) the dates, if any, on which and the price or prices at which the Debt Securities will, pursuant to any mandatory sinking fund provisions, or may, pursuant to any optional sinking fund provisions, be redeemed by the Company, and other terms and provisions of such sinking fund; (viii) any redemption terms or any terms for repayment of principal amount at the option of the holder; (ix) whether and under what circumstances the Company will pay additional amounts ("Additional Amounts") in respect of certain taxes imposed on certain holders or as otherwise provided;
(x) the terms and conditions upon which such Debt Securities may be convertible into shares of Common Stock or other securities of the Company, including the conversion price, conversion period and other conversion provisions; (xi) the defeasance provisions, if any, that are applicable to such Debt Securities (other than those described herein); (xii) whether the Debt Securities are to be issuable in global form and, if so, the terms and conditions, if any, upon which interests in such Debt Securities in global form may be exchanged, in whole or in part, for the individual Debt Securities represented thereby and the initial Depository with respect to such global Debt Security; (xiii) the person to whom any interest on a Registered Security is payable, if other than the registered holder thereof, or the manner in which any interest is payable on a Bearer Security if other than upon presentation of the coupons pertaining thereto, as the case may be; or (xiv) any other specific terms of such Debt Securities.

     Principal, interest and premium and Additional Amounts, if any, will be payable in the manner, at the places and subject to the restrictions set forth in the Indenture, the Debt Securities and the Prospectus Supplement relating thereto.

     Unless otherwise indicated in the Prospectus Supplement relating thereto, the Debt Securities will be issued in fully registered form without coupons. Where Debt Securities of any series are issued in bearer form, the special restrictions and considerations, including special offering restrictions and special Federal income tax considerations, applicable to any such Debt Securities and to payment on and transfer and exchange of such Debt Securities will be described in the applicable Prospectus Supplement.

     Some of the Debt Securities may be issued as discounted Debt Securities (bearing no interest or at a rate which at the time of issuance is below market rates) to be sold at the substantial discount below their stated principal amount. Federal income tax consequences and other special considerations applicable to any such discounted Debt Securities will be described in the Prospectus Supplement relating thereto.

     If the purchase price of any Debt Securities is payable in one or more foreign currencies or currency units or if any Debt Securities are denominated in one or more foreign currencies or currency units or if the principal of, premium, if any, or interest, if any, on any Debt Securities is payable in one or more foreign currencies or currency units, the restrictions, elections, certain Federal income tax considerations, specific terms and other information with respect to such issue of Debt Securities and such foreign currency or currency units will be set forth in the applicable Prospectus Supplement.

     Debt Securities may be presented for exchange, and registered Debt Securities may be presented for transfer, in the manner, at the places and subject to the restrictions set forth in the Indenture, the Debt Securities and the Prospectus Supplement relating thereto. Debt Securities in bearer form and the coupons, if any, appertaining thereto will be transferable by delivery. No service charge will be made for any transfer or exchange of Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 2.06)

     Unless otherwise indicated in the applicable Prospectus Supplement, the covenants contained in the Indenture and the Debt Securities would not necessarily afford Holders of the Debt Securities protection in the event of a highly leveraged or other transaction involving the Company that may adversely affect Holders.

     If the Debt Securities are convertible into shares of Common Stock, the conversion price payable and the number of shares purchasable upon conversion may be subject to adjustment in certain events as set forth in the applicable Prospectus Supplement.

FORM, REGISTRATION, TRANSFER AND EXCHANGE

     The Debt Securities of a series may be issued solely as Registered Securities, solely as Bearer Securities (with or without coupons attached) or as both Registered Securities and Bearer Securities. Debt Securities of a series may be issuable in whole or part in the form of one or more global Debt Securities ("Global Securities"), as described below under "Book-Entry Debt Securities."

     Registered Securities of any series will be exchangeable for other Registered Securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. In addition, if Debt Securities of any series are issuable as both Registered Securities and as Bearer Securities, at the option of the holder, subject to the terms of the Indenture, Bearer Securities (accompanied by all unmatured coupons, except as provided below, and all matured coupons in default) of such series will be exchangeable for Registered Securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. Unless otherwise indicated in the applicable Prospectus Supplement, any Bearer Security surrendered in exchange for a Registered Security between a record date or a special record date for defaulted interest and the relevant date for payment of interest will be surrendered without the coupon relating to such date for payment of interest and interest will not be payable in respect of the Registered Security issued in exchange for such Bearer Security, but will be payable only to the holder of such coupon when due in accordance with the terms of the Indenture. Bearer Securities will not be issued in exchange for Registered Securities. (Sections 2.06, 2.12 and 4.01)

     Debt Securities may be presented for exchange as provided above, and unless otherwise indicated in the applicable Prospectus Supplement, Registered Securities may be presented for registration of transfer (duly endorsed, or accompanied by a duly executed written instrument of transfer), at the office of any transfer agent designated by the Company for such purpose with respect to any series of Debt Securities and referred to in the applicable Prospectus Supplement, without service charge and upon payment of any taxes and other governmental charges as described in the Indenture. Such transfer or exchange will be effected upon such transfer agent being satisfied with the documents of title and identity of the person making the request. The Company may at any time rescind the designation of any transfer agent, provided, however, that no such designation or rescission shall in any manner relieve the Company of its obligation to maintain an office or agency in each Place of Payment for Debt Securities of such series. The Company may at any time designate additional transfer agents with respect to any series of Debt Securities. (Sections 2.06 and 4.02)

     In the event of any redemption of Debt Securities of any series, the Company will not be required to (i) register the transfer of or exchange Debt Securities of that series during a period of 15 days next preceding the selection of securities of such series to be redeemed; (ii) register the transfer of or exchange any Registered Security, or portion thereof, called for redemption, except the unredeemed portion of any Registered Security being redeemed in part; or (iii) exchange any Bearer Security called for redemption except, to the extent provided with respect to any series of Debt Securities and referred to in the applicable Prospectus Supplement, to exchange such Bearer Security for a Registered Security of that series and of like tenor and principal amount that is immediately surrendered for redemption. (Section 2.06)

PAYMENT AND PAYING AGENTS

     Unless otherwise indicated in the applicable Prospectus Supplement, payment of principal, premium, if any, interest and Additional Amounts, if any, on Registered Securities will be made at the office of such paying agent or paying agents as the Company may designate from time to time, except that at the option of the Company payment of any interest and any Additional Amounts may be made by check or draft mailed to the address of the Person entitled thereto as such address shall appear in the Debt Security Register. Unless indicated in an applicable Prospectus Supplement, payment of any installment of interest on Registered Securities will be made to the Person in whose name such Registered Security is registered at the close of business on the record date for such interest. (Section 4.01)

     Unless otherwise indicated in the applicable Prospectus Supplement, payment of principal, premium, if any, interest and Additional Amounts, if any, on Bearer Securities will be payable, subject to any applicable laws and regulations, at the offices of such paying agents outside the United States as the Company may designate from time to time, or by check or by transfer to an account maintained by the payee outside the United States. Unless otherwise indicated in the applicable Prospectus Supplement, any payment of interest on any Bearer Securities will be made only against surrender of the coupon relating to such interest installment. (Sections 2.06 and 4.02)

     Any paying agents in or outside the United States initially designated by the Company for the Debt Securities will be named in the applicable Prospectus Supplement. If the Debt Securities of a series are listed on a stock exchange located outside the United States, and such stock exchange shall so require, the Company will maintain a paying agent with respect to such series in London, Luxembourg or any other city so required located outside the United States so long as the Debt Securities of such series are listed on such exchange. The Company may at any time designate additional paying agents or rescind the designation of any paying agent, provided, however, that no such designation or rescission shall in any manner relieve the Company of its obligation to maintain an office or agency in each Place of Payment. (Section 4.02)

     All monies paid by the Company to a paying agent for the payment of principal of or interest or Additional Amounts, if any, on any Debt Security which remain unclaimed at the end of one year after such principal, interest or Additional Amounts shall have become due and payable will be repaid to the Company and the holder of such Debt Security or any coupon will thereafter look only to the Company for payment thereof. (Section 4.03)

BOOK-ENTRY DEBT SECURITIES

     The Debt Securities of a series may be issued in the form of one or more Global Securities that will be deposited with a Depository or its nominee identified in the applicable Prospectus Supplement. In such a case, one or more Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding Debt Securities of the series to be represented by such Global Security or Global Securities. Unless and until it is exchanged in whole or in part for Debt Securities in registered form, a Global Security may not, subject to certain exceptions, be registered for transfer or exchange except to the Depository for such Global Security or a nominee of such Depository. (Section 2.06)

     The specific terms of the depository arrangement with respect to any portion of a series of Debt Securities to be represented by a Global Security will be described in the applicable Prospectus Supplement. The Company expects that the provisions described below will be applicable to depository arrangements.

     Unless otherwise specified in the applicable Prospectus Supplement, Debt Securities which are to be represented by a Global Security to be deposited with or on behalf of a Depository will be represented by a Global Security registered in the name of such Depository or its nominee. Upon the issuance of such Global Security and the deposit of such Global Security with or on behalf of the Depository for such Global Security, the Depository will credit on its book-entry registration and transfer system the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of institutions that have accounts with such Depository or its nominee ("participants"). The accounts to be credited will be designated by the underwriters or agents of such Debt Securities or by the Company if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in such Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interest by participants in such Global Security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the Depository for such Global Security. Ownership of beneficial interests in such Global Security by persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. The foregoing limitations and such laws may impair the ability to transfer beneficial interests in such Global Securities.

     So long as the Depository for a Global Security or its nominee is the registered owner of such Global Security, such Depository or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the Indenture. Unless otherwise specified in the applicable Prospectus Supplement, owners of beneficial interests in such Global Security will not be entitled to have Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in certificated form and will not be considered the holders thereof for any purposes under the Indenture. (Sections
2.06 and 11.03) Accordingly, each person owning a beneficial interest in such Global Security must rely on the procedures of the Depository and, if such person is not a participant, on the procedures of the participant through which such person owns its interest to exercise any rights of a holder under the Indenture. The Company understands that, under existing industry practices, if the Company requests any action of holders or an owner of a beneficial interest in such Global Security desires to give any notice or take any action a holder is entitled to give or take under the Indenture, the Depository would authorize the participants to give such notice or take such action, and participants would authorize beneficial owners owning through such participants to give such notice or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

     Principal of and any premium, interest and Additional Amounts on a Global Security will be payable in the manner described in the applicable Prospectus Supplement.

LIMITATION ON LIENS ON STOCK OF RESTRICTED SUBSIDIARIES

     The Company will not, nor will it permit any Restricted Subsidiary to, issue, assume or guarantee any indebtedness for borrowed money (hereinafter referred to as "Debt") secured by a mortgage, security interest, pledge, lien or other encumbrance upon any shares of stock of any Restricted Subsidiary without effectively providing that the Debt Securities (together with, if the Company shall so determine, any other indebtedness of or guarantee by the Company ranking equally with the Debt Securities and then existing or thereafter created) shall be secured equally and ratably with such Debt. (Section 4.06).

     For purposes of the Indenture, "Restricted Subsidiary" means each of American States Insurance Company and The Lincoln National Life Insurance Company so long as it remains a subsidiary, as well as any successor to all or a principal part of the business of any such subsidiary and any other subsidiary which the Board of Directors designates as a Restricted Subsidiary. (Section 1.01) The Restricted Subsidiaries accounted for approximately 78% of the consolidated revenues of the Company during the year ended December 31, 1994 and 94% of the consolidated assets of the Company at December 31, 1994.

LIMITATION ON ISSUANCE OR DISPOSITION OF STOCK OF RESTRICTED SUBSIDIARIES

     The Company will not, nor will it permit any Restricted Subsidiary to, issue, sell, assign, transfer or otherwise dispose of, directly or indirectly, any Capital Stock (other than nonvoting preferred stock) of any Restricted Subsidiary, except for (i) the purpose of qualifying directors; (ii) sales or other dispositions to the Company or one or more Restricted Subsidiaries; (iii) the disposition of all or any part of the Capital Stock of any Restricted Subsidiary for consideration which is at least equal to the fair value of such Capital Stock as determined by the Company's Board of Directors (acting in good faith); or (iv) an issuance, sale, assignment, transfer or other disposition required to comply with an order of a court or regulatory authority of competent jurisdiction, other than an order issued at the request of the Company or any Restricted Subsidiary. (Section 4.07)

     For the purposes of the Indenture, "Capital Stock" means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) corporate stock. (Section 1.01)

DEFAULTS AND REMEDIES

     An Event of Default with respect to Debt Securities of any series is defined in the Indenture as being: (a) default for 30 days in payment of any interest or Additional Amounts on the Debt Securities of such series; (b) default in payment of principal or premium, if any, on the Debt Securities of such series when due either at maturity, upon redemption, by declaration or otherwise (except a failure to make payment resulting from mistake, oversight or transfer difficulties not continuing for more than 3 Business Days beyond the date on which such payment is due); (c) default in payment of any sinking fund installment when due and payable (except a failure to make payment resulting from mistake, oversight or transfer difficulties not continuing for more than 3 Business Days beyond the date on which such payment is due); (d) default by the Company in the performance or breach of any other covenant or warranty of the Company in respect of the Debt Securities of such series for a period of 60 days after notice thereof to the Company or Trustee; (e) certain events involving the bankruptcy or insolvency of the Company; or (f) other Events of Default as specified in the Supplemental Indenture or Board Resolution under which such series of Debt Securities was issued. (Section 6.01)

     The Indenture provides that (1) if an Event of Default described in clauses
(a), (b), (c) or, in the event of a default with respect to less than all Outstanding series under the Indenture, (d) above shall have occurred and be continuing with respect to one or more series, either the Trustee or the holders of 25 percent in principal amount of the Debt Securities of such series then Outstanding (each such series voting as a separate class) may declare the principal (or, in the case of original issue discount Debt Securities, the portion thereof specified in the terms thereof) of all Outstanding Debt Securities of such series and the interest accrued thereon and Additional Amounts payable in respect thereof, if any, to be due and payable immediately and (2) if an Event of Default described in clause (d) (in the event of a default with respect to all Outstanding series) or (e) above shall have occurred and be continuing, either the Trustee or the holders of 25 percent in principal amount of all Debt Securities then Outstanding (voting as one class) may declare the principal (or, in the case of original issue discount Debt Securities, the portion of the principal amount thereof specified in the terms thereof) of all Debt Securities then Outstanding and the interest accrued thereon and Additional Amounts payable in respect thereof, if any, to be due and payable immediately, but upon certain conditions such declarations may be annulled and past defaults (except for defaults in the payment of principal of, or premium, interest or Additional Amounts, if any, on such Debt Securities) may be waived by the holders of a majority in principal amount of the Debt Securities of such series (or of all series, as the case may be) then Outstanding. (Sections 6.01 and 6.10)

     Holders may not enforce the Indenture or the Debt Securities except as provided in the Indenture. The Trustee may refuse to enforce the Indenture or the Debt Securities unless it receives indemnity satisfactory to it. Subject to certain limitations, holders of a majority in principal amount of the Debt Securities of any series may direct the Trustee in its exercise of any trust or power. The Company is required to deliver annually to the Trustee an officer's statement indicating whether the signer knows of any default by the Company in performing any of its obligations under the Indenture. The Trustee may withhold from Holders notice of any continuing default (except a default in payment of principal, premium, if any, interest or Additional Amounts, if any, or any sinking or purchase fund installment) if it determines that withholding notice is in their interest. (Sections 4.05, 6.06, 6.09, 6.11, 7.01 and 7.05).

DEFEASANCE

     Unless otherwise described in a Prospectus Supplement with respect to any series of Debt Securities, the Company, at its option, (a) will be discharged from any and all obligations in respect of such Debt Securities (except in each case for certain obligations to register the transfer or exchange of such Debt Securities, replace stolen, lost or mutilated Debt Securities, maintain paying agencies and hold moneys for payment in trust) on the ninety-first day after satisfaction of all conditions thereto or (b) effective upon the satisfaction of all conditions thereto, need not comply with certain restrictive covenants (including any covenants or agreements applicable with respect to a particular series of Debt Securities) under the Indenture and will not be limited by any restrictions with respect to merger, consolidation or sales of assets, in each case if the Company deposits with the Trustee, in trust, (x) money or (y) Government Obligations or a combination of (x) and (y) which, through the payment of interest thereon and principal thereof in accordance with their terms, will in the written opinion of independent public accountants selected by the Company, provide money in an amount sufficient to pay all the principal (including any mandatory sinking fund payments) of, and interest and Additional Amounts, if any, and premium, if any, on, such Debt Securities on the dates such payments are due in accordance with the terms of such series. (Section 8.02) In order to avail itself of either of the foregoing options, no Event of Default shall have occurred and be continuing under the Indenture and the Company must provide to the Trustee (i) an opinion of counsel to the effect that holders of the Debt Securities of such series will not recognize income, gain or loss for Federal income tax purposes as a result of the Company's exercise of its option and will be subject to Federal income tax on the same amount and in the same manner, and at the same time as would have been the case if such option had not been exercised and, in the case of Debt Securities being discharged, such opinion shall be accompanied by a private letter ruling to that effect received from the United States Internal Revenue Service (the "Service") or a revenue ruling pertaining to a comparable form of transaction to that effect published by the Service, (ii) an officers' certificate to the effect that no Event of Default or event which with the giving of notice or lapse of time, or both, would become an Event of Default, with respect to such Debt Securities shall have occurred and be continuing on the date of the deposit, and (iii) if the Debt Securities are listed on the New York Stock Exchange, an opinion of counsel to the effect that the exercise of such option will not cause the Debt Securities to be delisted. (Section 8.02) "Government Obligations" means generally direct noncallable obligations of the government which issued the currency in which the Debt Securities of the applicable series are denominated, noncallable obligations the payment of the principal of and interest on which is fully guaranteed by such government, and noncallable obligations on which the full faith and credit of such government is pledged to the payment of the principal thereof and interest thereon. (Section 1.01). In addition, the Company may obtain a discharge under the Indenture with respect to all the Debt Securities of a series by depositing with the Trustee, in trust, moneys or Government Obligations sufficient to pay at maturity or upon redemption principal of, premium, if any, and any interest and Additional Amounts on, all of the Debt Securities of such series, provided that all of the Debt Securities of such series are by their terms to become due and payable within one year or are to be called for redemption within one year. No opinion of counsel or ruling relating to the tax consequences to holders is required with respect to a discharge pursuant to the provisions described in the immediately preceding sentence. (Section 8.01) In the event of any discharge of Debt Securities pursuant to the terms of the Indenture described above, the holders of such Debt Securities will thereafter be able to look solely to such trust fund, and not to the Company, for payments of principal, premium, if any, and interest and Additional Amounts, if any. (Sections 8.01 and 8.02)

CONSOLIDATION, MERGER AND SALE OF ASSETS

     The Company may not consolidate with or merge into, or sell, lease or convey all or substantially all of its assets to, another corporation unless (i) the successor or transferee corporation, which shall be a corporation organized and existing under the laws of the United States or a State thereof, assumes by supplemental indenture all the obligations of the Company under the Debt Securities and the Indenture and (ii) the Company or successor corporation, as the case may be, will not, immediately after such consolidation or merger or sale, lease or conveyance, be in default in the performance of any covenant or condition with respect to the Debt Securities or the Indenture. The Company will deliver to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture comply with the terms of the Indenture. Upon any consolidation or merger, or any sale, lease or conveyance of all or substantially all of the assets of the Company, the successor corporation formed by such consolidation or into which the Company is merged or to which such transfer is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture. (Sections 5.01 and 5.02). Thereafter all obligations of the predecessor corporation shall terminate. (Section 5.01)

MODIFICATION OF THE INDENTURE

     The Indenture permits the Company and the Trustee to amend or supplement the Indenture or the Debt Securities without notice to or consent of any holder of a Debt Security for certain purposes, including without limitation, to cure any ambiguity, defect or inconsistency, to comply with Section 5.01 (relating to when the Company may consolidate, merge or sell all or substantially all of its assets), to provide for uncertificated Debt Securities, to establish the form or terms of Debt Securities of any series or to make any change that does not adversely affect the rights of any holder of a Debt Security. (Section 9.01) Certain modifications and amendments of the Indenture may be made by the Company and the Trustee only with the consent of the holders of at least a majority in aggregate principal amount of the Outstanding Debt Securities of each series issued under the Indenture which is affected by the modification or amendment (voting as one class). However, no such modification or amendment may, without the consent of the holder of each Debt Security affected thereby, (i) reduce the aforesaid percentage of Debt Securities whose holders must consent to an amendment, supplement or waiver; (ii) reduce the rate or rates or extend the time for payment of interest or Additional Amounts, if any, on any Debt Security; (iii) reduce the principal of or premium, if any, on or extend the fixed maturity of any Debt Security; (iv) modify or effect in any manner adverse to the holders of Debt Securities the terms and conditions of the obligations of the Company in respect of its obligations under the Indenture; (v) waive a default in the payment of principal of or premium or interest or Additional Amounts, if any, on any Debt Security; (vi) impair the right to institute a suit for the enforcement of any payment on or with respect to any series of Debt Securities; (vii) change a Place of Payment; or (viii) make any Debt Security payable in currency other than that stated in the Debt Security. (Section 9.02)

REGARDING THE TRUSTEE

     The Trustee is a participant in the Company's revolving credit agreement, and the Company has maintained other banking relationships with the Trustee in the normal course of business. The Trustee also acts as trustee and paying agent for the Company's 7 1/8% Notes due July 15, 1999, 7 5/8% Notes due July 15, 2002, 7 1/4% Debentures due May 15, 2005 and 9 1/8% Debentures due October 1, 2024.

                DESCRIPTION OF PREFERRED STOCK AND COMMON STOCK

GENERAL

     The Company may issue, separately or together with other Securities, shares of Common Stock or Preferred Stock, all as set forth in the Prospectus Supplement relating to the Common Stock or Preferred Stock for which this Prospectus is being delivered. In addition, if the Prospectus Supplement so provides, the Debt Securities or Preferred Stock may be convertible into or exchangeable for Common Stock.

     The Company's Articles of Incorporation currently authorize the issuance of 800,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock ("Preferred Stock"). The Company's Preferred Stock may be issued from time to time in one or more series by resolution of the Board of Directors. The Company has outstanding three series of Preferred Stock, consisting of the Company's $3.00 Cumulative Convertible Preferred Stock, Series A (without par value) (the "Series A Preferred Stock") and its 5 1/2% Cumulative Convertible Exchangeable Preferred Stock, Series E and F (without par value) ("Series E Preferred Stock" and "Series F Preferred Stock" respectively). At March 31, 1995, the Company had issued and outstanding 94,575,411 shares of Common Stock, 42,058 shares of Series A Preferred and 2,201,443 and 2,216,454 shares of Series E and F Preferred Stock, respectively.

     The following descriptions of the classes of the Company's capital stock are summaries, do not purport to be complete, and are subject, in all respects, to the applicable provisions of the Indiana Business Corporation Law and the Company's Articles of Incorporation (including the Certificate of Resolution by the Board of Directors of the Company Designating the Rights and Preferences of the Series A Preferred Stock), Articles of Amendment Designating the Rights and Preferences of the Series E and F Preferred Stock, and the Rights Agreement, referred to below, with The First National Bank of Boston, which, in each case, are included as Exhibits to the Registration Statement of which this Prospectus forms a part.

COMMON STOCK

     Holders of the Company's Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors after all dividends accrued on all preferred or special classes of shares entitled to preferential dividends have been paid or declared and set apart for payment out of funds legally available therefor. Upon liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, holders of Common Stock are entitled to receive pro rata any net assets of the Company remaining after the claims of creditors and preferences of the Series A, E, and F Preferred Stock, and any other series of Preferred Stock at the time outstanding, have been paid in full. The Company's Articles of Incorporation provide that holders of Common Stock and holders of any series of Preferred Stock from time to time outstanding shall each have the right at every meeting of shareholders to one vote for each share of Common Stock and/or Preferred Stock so held, and holders of Common Stock and holders of Preferred Stock shall so vote as one class. Under certain circumstances as provided by law, the Company's Articles of Incorporation or the terms of the Preferred Stock, certain series of Preferred Stock may vote as a separate class or classes. The Company's Bylaws presently provide for three classes of directors, with directors in each class serving staggered three-year terms. The holders of Common Stock do not have any preemptive rights to subscribe for additional shares, and the Common Stock does not have cumulative voting rights.

     The Company's Common Stock is listed on the New York, Chicago, Pacific, London and Tokyo Stock Exchanges. The outstanding shares of Common Stock are, and the Common Stock offered hereby when issued will be, validly issued, fully paid and non-assessable. The Company will take appropriate action to list the Common Stock offered hereby as described in the Prospectus Supplement relating to any issuance of Common Stock.

     Common Stock Purchase Rights. Under a Rights Agreement between the Company and The First National Bank of Boston ("Common Rights Agreement"), each outstanding share of Common Stock is coupled with a right (the "Common Rights") entitling the holder to purchase from the Company one share of Common Stock at a price of $75.00 per share, subject to adjustment.

     Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (other than the Company or certain related persons or approved purchasers) (an "Acquiring Person") acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding Common Stock or (ii) 10 days following the commencement or announcement of an intention to make a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of affiliated or associated persons of 30% or more of such outstanding Common Stock (the earlier of such dates being called the "Distribution Date"), the Common Rights will be transferred with and only with the Common Stock. As soon as practicable following the Distribution Date, separate certificates evidencing the Common Rights ("Common Rights Certificate") will be mailed to holders of the Common Stock as of the close of business on the Distribution Date and such separate Common Right Certificates alone will evidence the Common Rights. The Common Rights are not exercisable until the Distribution Date. The Common Rights will expire on November 21, 1996, unless earlier redeemed by the Company as described below.

     The Common Right purchase price payable, and the number of shares of Common Stock or other Securities or property issuable, upon exercise of the Common Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock, (ii) upon the grant to holders of the Common Stock of certain rights or warrants to subscribe for the Common Stock or convertible Securities at less then the current market price of the Common Stock, or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends out of earnings or retained earnings theretofore paid or dividends payable in Common Stock) or of subscription rights or warrants (other than those referred to above).

     In the event that the Company were acquired in a merger or other business combination transaction in which more than 50% of its assets or earning power were sold, proper provision will be made so that each holder of a Common Right shall thereafter have the right to receive upon the exercise thereof at the then current exercise price of the Common Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the exercise price of the Common Right. In the event an Acquiring Person merges into the Company, the Company is the surviving corporation and the Company's Common Stock is not changed into or exchanged for stock or other Securities of the Company or any other person or cash or any other property and (i) an Acquiring Person engages in one of a number of self-dealing transactions specified in the Common Rights Agreement or (ii) during such time as there is an Acquiring Person, there is a reclassification of Securities, reverse stock split, recapitalization of the Company, merger or consolidation of the Company with any of its subsidiaries or any other transaction involving the Company or its subsidiaries which has the effect of increasing by more than 1% the proportionate equity Securities ownership of the Company or any of its subsidiaries by an Acquiring Person, proper provision will be made so that each holder of a Common Right, other than Common Rights that were beneficially owned by the Acquiring Person on the earlier of the Distribution Date or the date of the public announcement that an Acquiring Person acquired 20% or more of the outstanding shares of Common Stock, will thereafter have the right to receive upon exercise that number of shares of Common Stock having a market value of two times the exercise price of the Common Right.

     With certain exceptions, no adjustment in the Common Right purchase price will be required until cumulative adjustments require an adjustment of at least 1% in such Common Right purchase price. No fractional shares will be issued and in lieu thereof an adjustment in cash will be made based on the market price of the Common Stock on the last trading day prior to the date of exercise.

     At any time prior to the time that any person becomes an Acquiring Person, the Company may redeem the Common Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price") payable in cash. Immediately upon the action of the Board of Directors electing to redeem the Common Rights, the Company shall make an announcement thereof, and upon such election, the right to exercise the Common Rights will terminate and the only right of the holders of Common Rights will be to receive the Redemption Price. Until a Common Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

     Certain Provisions of the Company's Articles of Incorporation. The Company's Articles of Incorporation provide that the affirmative vote of the holders of three-fourths of the Company's voting stock is required to amend
Article VII, which deals with the number, classification, qualifications and removal of directors. Article VII provides that the number of directors may be fixed in the Bylaws, that qualifications for directors may be set in the Bylaws, and that the Bylaws may provide for classification of the Board. The Bylaws can be amended only by action of the Board. Article VII also provides that directors can be removed, with or without cause, at a meeting of shareholders called expressly for that purpose upon the affirmative vote of the holders of at least three-fourths of the Company's voting stock.

     The provisions of Article VII requiring the affirmative vote of three-fourths of the Company's voting stock to amend Article VII could make it difficult for the shareholders to change the existing provision of that Article, which, in turn, could discourage proxy contests and tender offers and make it more likely that incumbent directors will maintain their positions.

     The Articles of Incorporation also contain a "fair price" provision which requires, subject to certain exceptions, certain kinds of business combinations involving the Company and any shareholder holding 10% or more of the Company's voting stock (or certain affiliates of such shareholder) to be approved by the holders of at least three-fourths of the Company's voting stock, unless (i) the transaction is approved by a majority of the members of the Board of Directors of the Company who are not affiliated with the 10% shareholder making the proposal, or (ii) the transaction meets certain minimum price and procedural requirements (in either of which cases, only the normal shareholder and director approval requirements of the Indiana Business Corporation Law would govern the transaction). The "fair price" provision may be amended or repealed only upon the affirmative vote of the holders of at least three-fourths of the Company's voting stock. The "fair price" provision is intended to increase the likelihood that all shareholders of the Company will be treated similarly if certain kinds of business combinations are effected. The "fair price" provision may have the effect of making a takeover of the Company more expensive and may therefore discourage tender offers for less than three-fourths of the Company's stock and acquisitions of substantial blocks of the Company's stock with a view to acquiring control of the Company.

     Certain State Law Provisions. Chapter 43 of the Indiana Business Corporation Law also restricts business combinations with interested shareholders. It prohibits certain business combinations, including mergers, sales of assets, recapitalizations, and reverse stock splits, between certain corporations having 100 or more shareholders that also have a class of voting shares registered with the Securities and Exchange Commission under Section 12 of the Exchange Act (which includes the Company) and an interested shareholder, defined as the beneficial owner of 10% or more of the voting power of the outstanding voting shares of that corporation, for five years following the date the shareholder acquired such 10% beneficial ownership, unless the acquisition or the business combination was approved by the board of directors in advance of such date. Moreover, the acquisition or business combination must meet all requirements of the corporation's articles of incorporation, as well as the requirements specifically set out in the Indiana Business Corporation Law. After the five-year period expires, a business combination with an interested shareholder that did not receive board approval prior to the interested shareholder's acquisition date may take place only if such combination is approved by a majority vote of shares not held by the interested shareholder or its affiliates or if the proposed combination meets certain minimum price requirements based upon the highest price paid by the interested shareholder. The aggregate amount of cash and the market value of non-cash consideration to be received by holders of all outstanding stock other than common stock is to be determined under criteria similar to those for common stock, except that the minimum price to be received by such shareholders cannot be less than the highest preferential amount per share to which holders of such class of stock are entitled in the event of voluntary dissolution, plus dividends declared or due. The consideration to be received by holders of a particular class must be distributed promptly and paid in cash or in the same form as the interested shareholder used to acquire the largest number of shares it owns in that class. Finally, the interested shareholder must not have become the beneficial owner of any more voting shares of stock since it became an interested shareholder, with certain exceptions. Chapter 42 of the Indiana Business Corporation Law includes provisions designed to protect minority shareholders in the event that a person acquires, pursuant to a tender offer or otherwise, shares giving it more than 20%, more than 33 1/3%, or more than 50% of the outstanding voting power ("Control Shares") of corporations having 100 or more shareholders. Unless the corporation's articles of incorporation or bylaws provide that Chapter 42 does not apply to control share acquisitions of shares of the corporation before the control share acquisition, an acquirer who purchases Control Shares without seeking and obtaining the prior approval of the board of directors cannot vote the Control Shares until each class or series of shares entitled to vote separately on the proposal, by a majority of all votes entitled to be cast by that group (excluding the Control Shares and any shares held by officers of the corporation and employees of the corporation who are directors thereof), approve in a special or annual meeting the rights of the acquirer to vote the Control Shares. An Indiana corporation otherwise subject to Chapter 42 may elect not to be covered by the statute by so providing in its articles of incorporation or bylaws. The Company is currently subject to the statute.

     Indiana insurance laws and regulations provide that no person may acquire voting securities of the Company if after such acquisition such person would directly or indirectly be in control of the Company, unless such person has provided certain required information to the Company and to the Indiana Insurance Commissioner (the "Indiana Commissioner") and the Indiana Commissioner has approved the acquisition. Control of the Company is presumed to exist if any person beneficially owns 10% or more of the voting securities of the Company. Furthermore, the Indiana Commissioner may determine, after notice and hearing, that control exists notwithstanding the absence of a presumption to that effect. Consequently, no person may acquire, directly or indirectly, 10% or more of the voting securities of the Company to be outstanding after the Offerings, or otherwise acquire control of the Company, unless such person has provided such required information to the Indiana Commissioner and the Indiana Commissioner has approved such acquisition.

     Transfer Agent and Registrar. The First National Bank of Boston serves as Transfer Agent and Registrar for shares of the Company's Common Stock.

PREFERRED STOCK

     The Company's Preferred Stock has, upon issuance, preference over the Common Stock with respect to the payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding up of the Company. Other relative rights, preferences and limitations of each series of Preferred Stock, including dividend, redemption, liquidation, sinking fund, conversion and other provisions, are determined by the Board of Directors in the resolutions establishing and designating such series and as described in the Prospectus Supplement relating to the series of Preferred Stock. The Series A Preferred Stock and the Series E and F Preferred Stock constitute the only series of Preferred Stock currently authorized for issuance by the Board of Directors.

     The Company's Articles of Incorporation provide that each holder of Preferred Stock of any series from time to time outstanding shall be entitled to one vote per share upon all matters submitted to vote at every meeting of shareholders of the Company. Further, in the event that six or more quarterly dividends, whether or not consecutive, on any series of Preferred Stock shall be in default, the holders of any outstanding series of Preferred Stock as to which such default exists shall be entitled, at the next annual meeting of shareholders, to vote as a class to elect two directors of the Company. Such right shall continue with respect to shares of cumulative Preferred Stock, including the Series A Preferred and Series E and F Preferred Stock, until all accumulated and unpaid dividends on all such shares, the holders of which were entitled to vote at the previous annual meeting of shareholders, have been paid or declared and set aside for payment and, with respect to shares of non-cumulative Preferred Stock, if any, until any non-cumulative dividends have been paid or declared and set apart for payment for four consecutive quarterly dividend periods on all such shares, the holders of which were entitled to vote at the previous annual meeting of shareholders.

     The approval of the holders of record of at least two-thirds of the outstanding shares of all series of Preferred Stock of the Company, voting as a class, will be required to (a) amend the Company's Articles of Incorporation to create or authorize any stock ranking prior to or on a parity with such Preferred Stock with respect to the payment of dividends or distributions upon dissolution, liquidation or winding up, or to create or authorize any security convertible into shares of any such stock; (b) amend, alter, change or repeal any of the express terms of the Preferred Stock, or any series thereof, in any prejudicial manner (provided only holders of two-thirds of the outstanding shares of the series prejudiced by such change or repeal need consent to such action); (c) merge or consolidate with another corporation whereby the Company is not the surviving entity, if thereby the rights, preferences or powers of the Preferred Stock would be adversely affected or Securities would thereupon be authorized or outstanding which could not otherwise have been created without the approval of such Preferred Stockholders; or (d) authorize, or revoke a previously authorized, voluntary dissolution of the Company, approve any limitation of the term of the existence of the Company or authorize the sale, lease, exchange or other disposition of all or substantially all of the property of the Company.

     In the event of voluntary or involuntary dissolution, liquidation or winding-up of the Company, the holders of each series of the Preferred Stock will be entitled to receive out of the assets of the Company available for distribution to its shareholders, before distribution of assets is made to holders of Common Stock or any other class of stock ranking junior to such series of Preferred Stock upon liquidation, a liquidating distribution in an amount per share as set forth in the Prospectus Supplement relating to such series of Preferred Stock, plus accrued and unpaid dividends.

     The Preferred Stock, when issued, will be fully paid and non-assessable. Unless otherwise specified in the Prospectus Supplement relating to the particular series of a Preferred Stock, each series of Preferred Stock will be on a parity in all respects with other series of Preferred Stock.

SERIES A PREFERRED STOCK

     At March 31, 1995, the Company had issued and outstanding 42,058 shares of Series A Preferred Stock. Cumulative dividends are payable quarterly, as declared by the Board of Directors, on shares of Series A Preferred Stock at the per annum rate of $3.00 per share. Upon the liquidation, dissolution or winding up of the Company, the Series A Preferred Stock is entitled to a liquidation preference of $80.00 per share, or $3,364,640 in the aggregate at March 31, 1995, plus accrued dividends, before any assets may be distributed to holders of Common Stock or any other stock ranking junior to the Series A Preferred Stock. The Series A Preferred Stock may be redeemed at any time at the option of the Company, in whole or in part, at a redemption price of $80.00 per share plus accrued dividends, and the Series A Preferred Stock is convertible into Common Stock at the option of the holder at a rate of eight shares of Common Stock (subject to adjustment) for each share of Series A Preferred Stock. In the three months ended March 31, 1995, 1,160 shares of Series A Preferred Stock were converted into shares of the Company's Common Stock.

SERIES E AND F PREFERRED STOCK

     The Company issued to The Dai-ichi Mutual Life Insurance Company ("Dai-ichi"), a mutual insurance company organized under the laws of Japan, 2,201,443 shares of Series E Preferred Stock on July 6, 1990 and 2,216,454 shares of Series F Preferred Stock on May 31, 1991. The holders of the Series E and F Preferred Stock are entitled to receive, when and as declared by the Company's Board of Directors, cumulative cash dividends at the annual rate of 5
 1/2% of the Liquidation Preference (as defined below) payable quarterly on the 5th day of March, June, September and December.

     Each share of Series E and F Preferred Stock may, at the option of the holder, be converted into that number of fully paid and non-assessable shares of Common Stock obtained by dividing the Liquidation Preference of each such share of Preferred Stock being converted by the Conversion Price. The Liquidation Preferences of the Series E and F Preferred Stock are $68.850 and $71.604, respectively. The Conversion Prices of the Series E and F Preferred Stock are $34.425 and $35.802, respectively, but are increased by 4 1/6% on July 6, 1995 and 4% on July 6, 1998.

     The shares of Series E and F Preferred Stock are subject to both mandatory and optional redemption provisions. The shares are subject to mandatory redemption on July 6, 2002 by payment in cash of the respective Liquidation Preference plus accrued dividends, if any. In lieu of mandatory redemption, the Company may, at its option, issue in exchange for its then outstanding shares of Series E and F Preferred Stock shares of non-convertible Preferred Stock or Common Stock, which in either case are freely tradable and have a fair market value equal to the respective Liquidation Preference of the shares of Series E and F Preferred Stock plus any accrued dividends. The Company may, at its option, redeem in cash, in whole or in part, any of the Series E and F Preferred Stock which is not owned by Dai-ichi or its wholly-owned subsidiaries at a redemption price per share equal to the respective Liquidation Preference plus accrued dividends.

     In connection with its purchase of the shares of Series E and F Preferred Stock, Dai-ichi has agreed to vote its shares of such stock, together with any shares of Common Stock owned by Dai-ichi, in accordance with the recommendation of the Company's Board of Directors, or under certain circumstances, in the same proportion as all other voting securities voting on the particular matter. Dai-ichi may dispose of such shares only upon certain conditions, including that the shares first be offered for sale to the Company and that the shares be sold in a manner that would ensure a wide distribution of the shares.

     Registration Rights. Pursuant to an Investment Agreement between the Company and Dai-ichi, dated as of June 25, 1990 (the "Investment Agreement"), Dai-ichi and certain subsequent holders of Dai-ichi's shares are entitled to certain registration rights covering such Preferred Stock, all shares of Common Stock into which such Preferred Stock is convertible and all shares of Common Stock or other Securities distributed with respect to such shares of Preferred Stock or Common Stock (the "Registrable Securities").

     Under the Investment Agreement, Dai-ichi (or certain subsequent holders of Registrable Securities) has the right (the "Demand Right"), exercisable up to three times, to require the Company to use its best efforts to effect the registration of all or part of the Registrable Securities under the Securities Act in connection with a public offering of such Registrable Securities. The Demand Right may be exercisable at any time unless (i) the request for registration is made within 120 days after the most recent registration pursuant to exercise of a Demand Right, (ii) registration of the Registrable Securities would adversely affect a public financing contemplated by the Company at the time the request for registration is made, in which case a "black out" period of up to 60 days would apply, (iii) audited financial statements necessary for registration are unavailable or (iv) registration would require disclosure of material information which the Company wishes to delay for a bona fide business purpose.

     In addition, Dai-ichi or any subsequent holder of Registrable Securities has the right, exercisable one time only, to include their Registrable Securities in a registration by the Company of any of its Securities having the ordinary power to vote in the election of the directors of the Company (including a proposed registration of Common Stock) under the Securities Act, unless (i) in the reasonable judgment of the Company, inclusion of any Registrable Securities in the Company's registration statement at that time would adversely affect the Company's own financing, (ii) the Company's registration statement is withdrawn or (iii) the Company's registration of Securities is in connection with a merger, acquisition, exchange offer or subscription offer, or a stock option, dividend reinvestment or other employee benefit plan. The Company is required to bear all registration expenses in connection with the registration of the Registrable Securities pursuant to the Investment Agreement.

     Common Share Equivalent Purchase Rights. The Company is party to a Rights Agreement with The First National Bank of Boston, which relates to the Series E and F Preferred Stock (the "Preferred Rights Agreement"). In general, the Preferred Rights are intended to provide the holders of the Series E and F Preferred Stock with the same rights as they would have had if they had owned the shares of Common Stock into which the shares of Series E and F Preferred are convertible. One common share equivalent purchase right (the "Preferred Rights") was issued for each share of Series E and F Preferred Stock. In accordance with the Preferred Rights Agreement, the Preferred Rights entitle the holders of such Rights to purchase that number of shares of Common Stock into which the shares of Series E and F Preferred Stock are convertible at a price of $75 per share, subject to the same adjustments described with respect to the Common Rights. Upon the occurrence of the same triggering events outlined with respect to the Common Rights, each holder of a Preferred Right shall be entitled to receive that number of common shares of an Acquiring Person obtained by multiplying the current purchase price of the Preferred Rights by the total number of shares of Common Stock for which the Preferred Rights may be exercised, and dividing the product by 50% of the current per share market price of the common share of the other person. Alternatively, if a person beneficially owning 20% of the Common Stock acquires the Company by means of a reverse merger in which the Company survives or such person engages in certain "self-dealing" transactions, each Preferred Right not owned by the 20% holder becomes exercisable for the number of shares of Common Stock which at the time would have a market value of two times the exercise price of the Preferred Rights. The Preferred Rights expire on November 21, 1996 and are subject to redemption and cancellation.

                                   REGULATION

     The Company's insurance affiliates are subject to regulation and supervision by the states, territories and foreign countries in which they are admitted to do business. These jurisdictions generally maintain supervisory agencies with broad discretionary powers relative to granting and revoking licenses to transact business, regulating trade practices, licensing agents, prescribing and approving policy forms, regulating premium rates for some lines of business, establishing premium requirements, regulating competitive matters, prescribing the form and content of financial statements and reports, determining the reasonableness and adequacy of capital and surplus and regulating the type and amount of investments permitted. The Company's insurance subsidiaries conduct business in numerous jurisdictions and, accordingly, are subject to the laws and regulations of each of those jurisdictions. Most of the Company's principal insurance subsidiaries, including Lincoln National Life Insurance Company and American States Insurance Company, are domiciled in Indiana and are primarily regulated by the Indiana Commissioner.

     As a holding company of insurance businesses, the Company is also subject to regulatory requirements of the states where its insurance subsidiaries are domiciled. For example, certain transactions involving an affiliated insurance company, such as loans, extraordinary dividends or investments, in some cases may require the prior approval of such company's primary regulators. Additionally, these requirements restrict the ability of any person to acquire control of the Company or any of its subsidiaries engaged in the insurance business without prior regulatory approval. Control is generally deemed to exist if an entity beneficially owns 10% or more of the voting securities of a company. Such requirements may have the effect of preventing an acquisition of the Company.

     The Company's investment management subsidiaries are subject to a number of federal and state laws and regulations, including without limitation, the Investment Company Act of 1940, the Investment Advisers Act of 1940 and the National Association of Securities Dealers Rules of Fair Practice. These laws and regulations generally grant supervisory agencies and self-regulatory organizations broad administrative powers, including the power to limit or restrict the subsidiaries from carrying on their businesses in the event that they fail to comply which such laws and regulations.

                              PLAN OF DISTRIBUTION

     The Company may sell the Securities being offered hereby by any one or more of the following methods: (i) through underwriters or dealers; (ii) directly to one or more purchasers; (iii) through agents; or (iv) to both investors and/or dealers through a specific bidding or auction process or otherwise. The Prospectus Supplement with respect to the Securities sets forth the terms of the offering of the Securities, including the name or names of any underwriters, the purchase price of the Securities and the proceeds to the Company from such sale, any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers, any bidding or auction process, any Securities exchanges on which the Securities may be listed and any restrictions on the sale and delivery of Securities in bearer form to U.S. persons.

     If underwriters are used in the sale, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by underwriters. The specific underwriter or underwriters or managing underwriter or underwriters, as the case may be, will be set forth on the cover of the Prospectus Supplements relating to such Securities and the members of the underwriting syndicate, if any, will be named in such Prospectus Supplement. Unless otherwise set forth in the Prospectus Supplement, the obligations of the underwriters to purchase the Securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all the Securities if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     Securities may be sold directly by the Company or through agents designated by the Company from time to time. Any agent involved in the offer or sale of the Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the company to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

     If so indicated in the Prospectus Supplement, the Company will authorize agents, underwriters or dealers to solicit offers by certain specified institutions to purchase Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contract will be subject only to those conditions set forth in the Prospectus Supplement and the Prospectus Supplement will set forth the commission payable for solicitation of such contracts.

     Dealers, agents and underwriters may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Acts, or to contribution with respect to payments which the dealers, agents or underwriters may be required to make in respect thereof. Dealers, agents and underwriters may be customers of, engage in transactions with, or perform services for the Company in the ordinary course of business.

                                 LEGAL OPINIONS

     The validity of the Securities offered hereby will be passed upon for the Company by Sonnenschein Nath & Rosenthal, Chicago, Illinois. Sonnenschein Nath & Rosenthal will rely on the opinion of Jack D. Hunter, Esq., Executive Vice President and General Counsel of the Company, as to matters of Indiana law. As of May 4, 1995, based on information filed with the Commission, Mr. Hunter beneficially owned 53,323 shares of Common Stock of the Company, including shares held in the Lincoln National Corporation Savings and Profit-Sharing Plan and the Lincoln National Corporation Employees' and Agents' Stock Bonus Plan, and holds options to acquire an additional 55,602 shares of Common Stock.

                                    EXPERTS

     The consolidated financial statements and schedules of Lincoln National Corporation and subsidiaries appearing in the Lincoln National Corporation's Annual Report (Form 10-K) for the year ended December 31, 1994, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedules are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

======================================================

NO DEALER, SALES REPRESENTATIVE OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY NOTES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH AN OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE OF THIS PROSPECTUS SUPPLEMENT.

                             ---------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                       PAGE
                                       ----
Incorporation of Certain Documents by
  Reference..........................   S-2
Use of Proceeds......................   S-2
Capitalization.......................   S-3
Ratio of Earnings to Fixed Charges...   S-4
Description of Notes.................   S-4
Underwriting.........................   S-7
Validity of the Notes................   S-8
Experts..............................   S-8
                PROSPECTUS
Available Information................     2
Incorporation of Certain Documents by
  Reference..........................     2
The Company..........................     3
Use of Proceeds......................     3
Risk Factors Relating to
  Currencies.........................     4
Historical Ratio of Earnings to Fixed
  Charges............................     4
Description of Debt Securities.......     5
Description of Preferred Stock and
  Common Stock.......................    11
Regulation...........................    18
Plan of Distribution.................    18
Legal Opinions.......................    19
Experts..............................    19

======================================================
======================================================

                                  $300,000,000

                             LINCOLN NATIONAL LOGO

                                  $100,000,000
                        6 1/2% NOTES DUE MARCH 15, 2008

                                  $200,000,000
                          7% NOTES DUE MARCH 15, 2018

                            ------------------------
                             PROSPECTUS SUPPLEMENT
                            ------------------------
                    MERRILL LYNCH & CO. GOLDMAN, SACHS & CO.
                           MORGAN STANLEY DEAN WITTER
                                 MARCH 19, 1998

======================================================